Exhibit 1

Japan

This description of Japan is dated August 4, 2025, and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission (the “Commission”) for the fiscal year ended March 31, 2025.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
International Trade Agreements	6
THE ECONOMY	8
General	8
Summary of Key Economic Indicators	11
Gross Domestic Product and National Income	12
Industry	14
Energy	14
Price Indices	16
Labor	16
Aging Workforce and Population Decrease	19
FOREIGN TRADE AND BALANCE OF PAYMENTS	21
Foreign Trade	21
Balance of Payments	24
Foreign Exchange Rates	25
Foreign Direct Investment	25
FINANCIAL SYSTEM	29
The Bank of Japan and Monetary Policy	29
Government Financial Institutions	29
Private Financial Institutions	30
GOVERNMENT FINANCE	31
Revenues, Expenditures and Budgets	31
Tax Structure	36
Fiscal Investment and Loan Program	36
DEBT RECORD	38
JAPAN’S PUBLIC DEBT	38
INTERNAL DEBT	39
Direct Debt of the Japanese Government	39
Debt Guaranteed by the Japanese Government	42
EXTERNAL DEBT	43
Debt Guaranteed by the Japanese Government	43
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	44

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the Commission on Form 18-K for the fiscal year ended March 31, 2025. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on July 31, 2025 as reported by the Bank of Japan (the “BOJ”) at 5:00 p.m., Tokyo time, was ¥149.39=$1.00 and the noon buying rate on July 25, 2025 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥147.77=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commenced or commencing in each case on April 1 of the year indicated and ended or ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 123 million (estimated as of July 1, 2025). It has one of the highest population densities in the world and approximately 24.6% of its people (estimated as of October 1, 2024) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s rate of population decrease during the years 2020-2024 was 1.9%. Japan’s population decreased 0.4% during the 12 months ended October 1, 2024 (estimated as of October 1, 2024).

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 465 members and a House of Councillors having 248 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on October 9, 2024 and an election was held on October 27, 2024. 289 members were elected from single-member districts and 176 members were elected through a proportional representation process from 11 regional districts. Pursuant to a revision of the Public Offices Election Act in July 2018, the number of seats in the House of Councillors was increased to 248 from 242. The members are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2025, 125 members were elected, of which 50 members were elected through a proportional representation system and 75 members, including a member to fill a vacancy, were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 124 members whose term expires in July 2028 and 124 members whose term expires in July 2031.

The following tables set forth the membership by political party of the House of Representatives as of May 14, 2025 and the House of Councillors as of July 31, 2025.

House of Representatives
Liberal Democratic Party	196
The Constitutional Democratic Party of Japan and the Independent	148
Nippon Ishin (Japan Innovation Party)	38
Democratic Party For the People	27
Komeito	24
REIWA SHINSENGUMI	9
Japanese Communist Party	8
Yushi no Kai	4
SANSEITO	3
Conservative Party of Japan	3
Independents	5
Vacancies	0

Total	465

Source: House of Representatives.

House of Councillors
Liberal Democratic Party	100
The Constitutional Democratic Party of Japan and Social Democratic Party and the Independent	43
Democratic Party For the People and The Shin-Ryokufukai	25
Komeito	21
Nippon Ishin (Japan Innovation Party)	19
SANSEITO	15
Japanese Communist Party	7
REIWA SHINSENGUMI	6
Conservative Party of Japan	2
Okinawa Whirlwind	2
Independents	8
Vacancies	0

Total	248

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is ISHIBA Shigeru, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. ISHIBA Shigeru was elected as Japan’s 102nd Prime Minister on October 1, 2024, succeeding the former Prime Minister KISHIDA Fumio. On November 11, 2024, ISHIBA Shigeru was re-elected as Japan’s 103rd Prime Minister.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, Multilateral Investment Guarantee Agency, Asian Development Bank, Inter-American Development Bank, Multilateral Investment Fund, Inter-American Investment Corporation, African Development Bank, African Development Fund, European Bank for Reconstruction and Development and International Fund for Agricultural Development. See “Subscriptions to International Financial Organizations”.

International Trade Agreements

Japan signed an agreement to join the Trans Pacific Partnership, or TPP, on February 4, 2016. Upon the ratification of the TPP, Japan and the other participating countries planned to not only eliminate tariffs on products but also liberalize services and investment, and establish rules in a wide range of fields, including intellectual property, e-commerce and the environment. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. On March 8, 2018, Japan and ten other countries excluding the United States signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, pursuant to which each signatory country agreed to start the necessary preparations for the implementation of the TPP. The CPTPP entered into force for Japan, Mexico, Singapore, New Zealand, Canada, and Australia on December 30, 2018, for Vietnam on January 14, 2019, for Peru on September 19, 2021, for Malaysia on November 29, 2022, for Chile on February 21, 2023 and for Brunei on July 12, 2023. On February 1, 2021, the United Kingdom formally applied to join the CPTPP. On March 31, 2023, the United Kingdom and the members of the CPTTP concluded negotiations on the United Kingdom’s accession to the CPTPP. On July 16, 2023, the members of the CPTTP formally approved the United Kingdom’s application for membership. The United Kingdom’s accession to the CPTPP became effective on December 15, 2024, with respect to the eight member countries (Japan, Singapore, Chile, New Zealand, Vietnam, Peru, Malaysia and Brunei), and on December 24, 2024 with respect to Australia, and will enter into force for trade with Canada and Mexico 60 days after they ratify.

Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of January 2025, Japan had entered into a total of 21 EPAs (including the TPP) with 24 countries and regions. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparties to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organization for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japanese territory
Boundary, etc. between the land area whose attribution has not yet been determined and other nations
City
Distance from Tokyo
1000km
Map Projection : Azimuthal equidistant projection
Standard point : Origin of the Japanese Horizontal Control Network (Minato City, Tokyo) 35° 39' 29" N 139° 44' 29" E
Bathymetry is taken from the GEBCO Digital Atlas.
0 100 200 300 400 500km
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Kunashiri Is.
Rebunto Is.
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
SEA OF JAPAN
Sendai
Takeshima
OKI ISLANDS
Kanazawa
Niigata
Nagano
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Hiroshima
Osaka
Fukuoka
Matsuyama
Hizen-Torishima Is.
Kagoshima
IZU ISLANDS
Hachijojima Is.
JAPAN
NORTH PACIFIC OCEAN
Yakushima Is.
EAST CHINA SEA
NANSEI ISLANDS
Torishima Is.
SENKAKU ISLANDS
Uotsuri Is.
Naha
Chichijima Is.
OGASAWARA ISLANDS
Yonaguni Is.
The most western end of Japan
Minami-Daitojima Is.
Oki-Daitojima Is.
Minami-Iwoto Is.
The most eastern end of Japan
Minami-Torishima Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2017 Revised).

"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, caused the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (the “Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called “Overlapping Debt Problem”, whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2011 in Thailand, one of Japan’s largest trading partners for both exports and imports. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation of the yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the former Prime Minister ABE Shinzo), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management. Other more recent Abenomics measures include the liberalization of electricity retail sales in April 2016 and the liberalization of gas retail sales in April 2017.

Additionally, in January 2013, the Government of Japan and the BOJ issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, KURODA Haruhiko, former President of the Asian Development Bank, was appointed as governor of the BOJ. In April 2013, the BOJ announced its new quantitative and qualitative monetary easing policy, under which the BOJ is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time. Nominal GDP increased by 3.7% during JFY 2024, and the annual growth rate of real GDP was 0.8%.

The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015. Accordingly, the consumption tax rate was increased to 8% in April 2014. The increase in the consumption tax rate from 8% to 10% was postponed but introduced in October 2019. Due in part to this increase in the consumption tax, real GDP decreased during the fourth quarter of 2019 by 2.8% compared to the prior quarter. In addition to the increase in the consumption tax rate, as part of the tax reform, the effective corporate tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016 and to 29.74% for JFY 2018.

The Japanese economy faces certain challenges. Long term challenges for the Japanese economy include, as further described herein, demographic challenges, such as the decline in the labor market due to the population aging and decreasing population, and the high levels of public debt and associated debt servicing payments. In addition, the Japanese economy is also exposed to challenges due to the potential impact of political disputes, technology and trade tensions with or among major trading partners, including China and the United States, as well as the potential escalation of geopolitical risks associated with the Middle East, North Korea or other countries or regions, which may negatively impact Japan’s international trade and economy more generally.

According to the Monthly Economic Report published by the Cabinet Office of Japan for July 2025 published on July 29, 2025, the Japanese economy is recovering at a moderate pace as the employment and income situation improves and the implementation of various policies brought positive effects, while attention should be given to downturn risks of the Japanese economy due to the impact of the U.S. trade policies. In addition, the effects of continued price increases on private consumption through a downturn in consumer sentiment are also downside risks to the Japanese economy. Also, the economy is subject to risks due to the effects of fluctuations in the financial and capital markets. Economic conditions in Japan may be negatively affected by the slowdown of major overseas economies, including continued high interest rate levels in the United States and Europe and lingering stagnation of the real estate market in China as well as policy trends and the implementation of new tariffs on international trade in the United States, the situation in the Middle East and fluctuations in financial markets.

In addition, the global economy has recently been affected by Russia’s large-scale military activity against Ukraine that was initiated in February 2022 and the related economic sanctions imposed on certain Russian entities and persons by many major countries. In particular, financial and commodity markets have experienced significant volatility and energy prices have sharply increased mainly due to concerns regarding disruptions in oil and natural gas supply. Driven in part by increases in energy prices as well as increases in raw materials prices, there has been a significant inflationary trend in consumer prices in many major economies including Japan, and monetary authorities in some major economies have been tightening monetary policy in response to this trend. Depending on how the conflict develops and any additional economic sanctions imposed on Russia, as well as the impact of inflation and monetary policy developments, economic conditions in Japan and globally may be negatively affected for an uncertain period of time.

Specifically with respect to Japan, the year-on-year rate of increase in the consumer price index (the “CPI”) (all items less fresh food) has been at around 3.0-3.5% recently, mainly due to the waning but persistent effects of cost increases led by previous increase in import prices being passed through to consumers, as well as the continuing moderate increase in service prices and the reduction of government measures to ease the household burden of energy prices. The year-on-year rate of increase in the CPI (all items less fresh food) is expected to be in around 2.0% through JFY 2025, due to the gradual strengthening of price hikes through wage increases, while the impact of the pass-through to consumers of the cost increases stemming from the existing rise in import prices and the increase in rice prices will weaken. While it is not clear how inflation will affect the Japanese economy, it is possible that inflationary trends may negatively affect private consumption through weak consumer sentiment.

Summary of Key Economic Indicators

The following tables set forth information regarding certain of Japan’s key economic indicators for the periods indicated:

	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024

	(yen amounts in billions, except percentages and index)
Percentage Changes of GDP from Previous Year
At Nominal Prices	-3.2%	2.9%	2.3%	4.9%	3.7%
At Real Prices(a)	-3.9	3.0	1.3	0.6	0.8
Total Revenues of Consolidated General and Special Accounts(b)	¥353,277	¥322,651	¥305,266	¥274,337	¥290,765
Total Expenditures of Consolidated General and Special Accounts(b)	305,846	285,348	269,810	248,820	281,797
Surplus of Consolidated Revenues over Consolidated Expenditures(b)	47,431	37,303	35,456	25,517	8,968
Public Debt	993,542	1,037,735	1,072,905	1,107,223	1,137,675

(a)	Real prices are based on calendar year 2015.

(b)	The data for JFY 2024 is the provisional results as of December 31, 2024.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2020	2021	2022	2023	2024

	(yen or dollar amounts in billions, except percentages and index)
Unemployment Rate	2.8%	2.8%	2.6%	2.6%	2.5%
Consumer Price Index(a)	100.0	99.8	102.3	105.6	108.5
Annual Change	0.0%	-0.2%	2.5%	3.2%	2.7%
Corporate Goods Price Index(b)	100.0	104.6	114.9	119.9	122.6
Annual Change	-1.2%	4.6%	9.8%	4.4%	2.3%
Current Account regarding Balance of Payments	¥15,992	¥21,467	¥11,443	¥22,224	¥29,372
Official Foreign Exchange Reserves	$1,395	$1,406	$1,228	$1,295	$1,231

(a)	Calendar year 2020=100.

(b)	Calendar year 2020=100. Indices are calculated using the monthly averages.

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2020 through JFY 2024. Nominal GDP increased by 3.7% during JFY 2024, and the annual growth rate of real GDP was 0.8%.

Gross Domestic Product(a)

	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024	Percentage of JFY 2024 GDP

	(yen amounts in billions)
Total Consumption
Private sectors	¥289,363	¥297,987	¥315,406	¥323,194	¥333,283	54.0%
Public sectors	113,832	118,730	122,034	122,458	126,477	20.5

	403,195	416,716	437,440	445,652	459,760	74.5
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	85,941	91,044	98,389	101,820	107,583	17.4
Residential Construction	19,913	21,507	22,043	22,235	22,673	3.7
Public sectors	30,814	29,815	29,460	30,378	31,802	5.2

	136,668	142,365	149,892	154,432	162,058	26.3
Additions to Business Inventories
Private sectors	(567)	2,155	2,743	636	1,344	0.2
Public sectors	(100)	(9)	(82)	52	(16)	(0.0)

	(667)	2,146	2,661	688	1,328	0.2
Net Exports of Goods and Services	(408)	(6,655)	(22,863)	(6,064)	(6,136)	(1.0)

Nominal Gross Domestic Expenditures	¥538,788	¥554,572	¥567,131	¥594,708	¥617,010	100.0%

Real Gross Domestic Expenditures(b)	¥528,630	¥544,718	¥551,983	¥555,440	¥559,870

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	30,254	41,349	51,415	59,263	66,879
Less: Imports of Goods and Services and Other Payments Abroad	10,463	12,357	16,606	22,938	26,039

	19,791	28,991	34,809	36,325	40,841

Gross National Income	¥558,579	¥583,563	¥601,940	¥631,034	¥657,851
Percentage Changes of GDP from Previous Year
At Nominal Prices	(3.2)%	2.9%	2.3%	4.9%	3.7%
At Real Prices(b)	(3.9)	3.0	1.3	0.6	0.8
Deflator(c)	0.7	(0.1)	0.9	4.2	2.9

(a)	GDP financial data are subject to change.

(b)	Real prices are based on calendar year 2015.

(c)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2025.

	Quarterly Gross Domestic Product(a)
	2023			2024				2025
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥594,419	¥593,765	¥594,818	¥595,208	¥609,664	¥612,874	¥619,806	¥625,321

Real Gross Domestic Expenditures(b)(c)	¥560,402	¥554,590	¥554,031	¥552,179	¥557,454	¥558,655	¥561,766	¥561,542

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	2.1%	-0.1%	0.2%	0.1%	2.4%	0.5%	1.1%	0.9%
At Real Prices(c)(d)	0.6	-1.0	-0.1	-0.3	1.0	0.2	0.6	-0.0
Deflator(e)	1.5	0.9	0.3	0.4	1.5	0.3	0.6	0.9

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2015.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

(e)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years.

	Per Capita GDP
JFY	Amount (in thousands of yen)	Year-on-year change (%)
2019	¥4,401	0.2
2020	4,271	-3.0
2021	4,419	3.5
2022	4,541	2.8
2023	4,787	5.4

National Income

The following table sets forth national income for calendar year 2019 through calendar year 2023.

	National Income
	2019	2020	2021	2022	2023

	(yen amounts in billions)
Domestic Factor Income	¥379,551	¥358,985	¥366,412	¥368,336	¥396,989
Net Income from Abroad	21,857	19,798	26,396	34,586	35,212

National Income at Factor Cost	¥401,408	¥378,783	¥392,808	¥402,921	¥432,201

Percentage Changes of Income at Factor Cost from Previous Year	(0.3)%	(5.6)%	3.7%	2.6%	7.3%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2019 through calendar year 2023.

GDP by Industrial Sectors (at nominal prices)

	2019	2020	2021	2022	2023
Industry
Agriculture, forestry and fishing	1.0%	1.1%	1.0%	0.9%	0.9%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	20.2	20.1	20.8	19.8	20.6
Electricity, gas and water supply and waste management service	3.1	3.2	2.8	2.4	2.7
Construction	5.5	5.7	5.6	5.4	5.3
Wholesale and retail trade	12.4	12.8	13.2	13.9	13.8
Transport and postal services	5.4	4.2	4.2	4.5	4.8
Accommodation and food service activities	2.5	1.7	1.3	1.5	2.0
Information and communications	4.9	5.1	5.0	4.9	4.7
Finance and insurance	4.0	4.2	4.2	4.5	4.8
Real estate	11.8	12.2	11.8	11.6	11.0
Professional, scientific and technical activities	8.3	8.7	8.8	8.9	8.8
Public administration	5.0	5.2	5.1	5.1	5.0
Education	3.5	3.5	3.5	3.4	3.4
Human health and social work activities	7.8	8.2	8.2	8.1	7.9
Other service activities	4.1	3.7	3.8	3.8	3.7

Total	99.5%	99.6%	99.2%	99.0%	99.3%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2019 through JFY 2023.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2019	19,126	37.1%	25.3%	2.8%	22.4%	12.4%
2020	17,959	36.5	24.6	1.8	23.8	13.3
2021	18,716	36.1	25.7	3.2	21.4	13.6
2022	18,300	36.2	25.7	2.6	21.5	14.0
2023(b)	17,575	35.7	24.4	4.1	20.6	15.1

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for 2023 represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations.

The table below sets forth information regarding crude oil imports for JFY 2020 through JFY 2024.

	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024
Volume of imports (thousand kilo-liters per day)	385	406	435	396	369
Cost of imports (c.i.f. in billions of yen)	¥4,058	¥8,078	¥13,839	¥11,294	¥10,651
Average price (c.i.f. in yen kilo-liters)	¥28,873	¥54,575	¥87,237	¥77,877	¥79,086

Source: Trade Statistics of Japan, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Although the oil price significantly declined soon after the outbreak of COVID-19 in 2020, below ¥20,000 per kilo-liter in May 2020, it has steadily increased since then, as the world economy has gradually recovered from the impact of COVID-19. Although the oil price has remained high since 2022 in part due to the conflict between Russia and Ukraine and the resulting disruption in the oil supply, recently the price has been highly volatile, marking ¥63,604 per kilo-liter in June 2025.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2019 through JFY 2023.

	JFY 2019	JFY 2020	JFY 2021	JFY 2022	JFY 2023

Electric power generating capacity(a):	(megawatts)
Fossil Fuel	189,784	191,758	188,256	187,879	179,497
Hydro-electric	50,033	50,033	50,009	50,008	50,066
Nuclear	33,083	33,083	33,083	33,083	33,083
Other	20,997	23,677	25,851	28,479	31,467

Total	293,897	298,550	297,197	299,450	294,112

Electric power generation:	(gigawatt-hours)
Fossil Fuel	792,810	789,725	776,326	758,485	716,792
Nuclear	61,035	37,011	67,767	53,524	80,284
Hydro-electric	86,314	86,310	87,632	85,034	84,102
Other	30,611	35,637	38,525	41,969	44,801

Total	970,771	948,979	970,249	939,025	926,130

(a)	At the end of fiscal year — March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

On October 26, 2020, then-Prime Minister SUGA Yoshihide declared that Japan intends to achieve carbon neutrality by 2050. To this end, Japan aims to reduce greenhouse gas emissions to virtually zero by 2050 and realize a decarbonized society. On December 25, 2020, the government announced a “Green Growth Strategy Through Achieving Carbon Neutrality in 2050,” which sets high goals for 14 key fields across energy, transportation/manufacturing and home/office industries. This strategy makes explicit current challenges and future actions by priority field, and formulates action plans covering comprehensive policies in areas such as budgets, taxes, regulation reforms and standardization, and international collaboration. In addition, on June 9, 2021, the government decided on a regional decarbonization roadmap that outlines the process and concrete measures for transitioning to decarbonized society. Based on this roadmap, the Japanese government intends to propagate decarbonization throughout Japan by creating at least 100 decarbonization leading areas by FY2030 and implementing priority measures that will serve as the foundation for decarbonization throughout Japan, especially through an intensive five-year period of policy implementation. The administration of the former Prime Minister, KISHIDA Fumio, has succeeded the policy of the preceding Prime Minister, SUGA Yoshihide. The Japanese government announced the “Basic Policy on Economic and Fiscal Management and Reform 2022” on June 7, 2022, which intends to focus on investment in green transformation (GX). The “Basic Policy on Economic and Fiscal Management and Reform 2023” announced on June 16, 2023 continues to focus on accelerating GX investments.

Price Indices

The table below sets forth information concerning changes in Japan’s corporate goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2020	100.0	-1.2	100.0	0.0
2021	104.6	4.6	99.8	-0.2
2022	114.9	9.8	102.3	2.5
2023	119.9	4.4	105.6	3.2
2024	122.6	2.3	108.5	2.7

(a)	All commodities. Calendar year 2020=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2020=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees increased from 2004 to 2007 and decreased from 2008 to 2012. After recovering in 2013, the number of employees increased from 2014 to 2019, followed by a decrease in 2020, the first in eight years. Then it recovered and increased for four consecutive years from 2021 to 2024. In 2023, the average employment was estimated at 67.5 million, of which 22.8% were employed in mining, manufacturing and construction, 2.9% were employed in agriculture, forestry and fisheries, and 74.2% were employed in services and other sectors. In 2024, the average employment was estimated at 67.8 million, of which 22.5% were employed in mining, manufacturing and construction, 2.8% were employed in agriculture, forestry and fisheries, and 74.7% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. The unemployment rate increased in 2020 for the first time in eleven years, decreased in 2022 for the first time in three years, maintaining the same rate in 2023 and then slightly decreased in 2024. It ranged between 2.4% and 2.6% during 2024. The seasonally adjusted unemployment rate was 2.5% for January, 2.4% for February, 2.5% for March, 2.5% for April and 2.5% for May in 2025, the most recent five months for which statistics are available. Concerning short-term prospects, employment conditions in Japan are expected to continue to improve as the implementation of various policies brought positive effects to the entire economy while the level of labor shortage is high. However, both the duration and extent of the impact on employment in Japan remain highly uncertain.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2020	2.8
2021	2.8
2022	2.6
2023	2.6
2024	2.5

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2020	100.0	-1.2	100.0	-10.4
2021	100.3	0.3	105.4	5.4
2022	102.3	2.0	105.3	-0.1
2023	103.5	1.2	103.9	-1.3
2024	109.2	2.8	101.2	-2.6

(a)	Calendar year 2020=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2020=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

The following table shows selected employment information by industry.

	2020	2021	2022	2023	2024

	(all figures in percentages, except as indicated)
Employed persons (in thousands of persons)	67,100	67,130	67,230	67,470	67,810
Employment by Industry:
Agriculture, forestry and fisheries	3.17%	3.10%	3.05%	2.95%	2.83%
Mining, manufacturing and construction	23.06	22.84	22.68	22.82	22.49
Services and other sectors	73.77	74.07	74.27	74.23	74.68

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment rate by age and gender.

	2020	2021	2022	2023	2024

	(all figures in percentages)
Total	60.3%	60.4%	60.9%	61.2%	61.7%
Employment rate by age:
15 – 64 years old	77.3	77.7	78.4	78.9	79.4
15 – 24 years old	46.4	46.6	46.6	47.8	48.8
25 – 34 years old	85.1	86.0	86.6	86.8	87.6
35 – 44 years old	85.0	85.4	86.2	86.6	87.0
45 – 54 years old	86.0	86.0	86.6	86.8	87.2
55 – 64 years old	76.7	77.0	78.1	78.7	79.2
55 – 59 years old	82.2	82.1	82.8	83.1	83.4
60 – 64 years old	71.0	71.5	73.0	74.0	74.3
65 and over	25.1	25.1	25.2	25.2	25.7
65 – 69 years old	49.6	50.3	50.8	52.0	53.6
70 – 74 years old	32.5	32.6	33.5	34.0	35.1
75 and over	10.4	10.5	11.0	11.4	12.0
Employment rate by gender:
Male	69.3	69.1	69.4	69.5	69.6
Female	51.8	52.2	53.0	53.6	54.2

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment data by type of employment.

	2020	2021	2022	2023	2024

	(in thousands of persons)
Employee (except for executive of company or corporation)	56,550	56,620	56,890	57,300	57,710
Regular employee	35,560	35,870	35,880	36,060	36,450
Non-regular employee	21,000	20,750	21,010	21,240	21,260

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Population aging and decrease have placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. These trends have an impact not only on the macro growth rate but also on consumption patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system continues to increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits have continuously increased and is expected to further grow. Population aging and decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2020	2021	2022	2023	2024

	Population (in thousands of persons)
Total	126,146	125,502	124,947	124,352	123,802
0 – 4 years old	4,541	4,389	4,247	4,087	3,934
5 – 9	5,114	5,038	4,948	4,838	4,710
10 – 14	5,376	5,357	5,308	5,248	5,185
15 – 19	5,706	5,580	5,512	5,494	5,457
20 – 24	6,320	6,263	6,263	6,236	6,260
25 – 29	6,384	6,379	6,412	6,479	6,519
30 – 34	6,714	6,556	6,446	6,380	6,395
35 – 39	7,498	7,354	7,212	7,047	6,871
40 – 44	8,476	8,173	7,946	7,765	7,631
45 – 49	9,868	9,732	9,462	9,115	8,745
50 – 54	8,738	9,252	9,435	9,650	9,788
55 – 59	7,940	7,824	8,075	8,279	8,490
60 – 64	7,442	7,391	7,445	7,507	7,571
65 – 69	8,236	7,869	7,535	7,332	7,268
70 – 74	9,189	9,672	9,337	8,817	8,198
75 – 79	7,065	6,712	7,030	7,474	7,886
80 – 84	5,404	5,563	5,743	5,895	6,138
85 – 89	3,742	3,872	3,955	3,979	3,944
90 – 94	1,811	1,904	1,989	2,045	2,088
95 – 99	500	537	561	597	635
100 and over	80	85	87	87	87
Regrouped
0 – 14 years old	15,032	14,784	14,503	14,173	13,830
15 – 64	75,088	74,504	74,208	73,952	73,728
65 and over	36,027	36,214	36,236	36,227	36,243
65 – 74 years old	17,425	17,540	16,872	16,149	15,466
75 and over	18,602	18,674	19,364	20,078	20,777

	Both sex
Age groups	2020	2021	2022	2023	2024

	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00
0 – 4 years old	3.60	3.50	3.40	3.29	3.18
5 – 9	4.05	4.01	3.96	3.89	3.80
10 – 14	4.26	4.27	4.25	4.22	4.19
15 – 19	4.52	4.45	4.41	4.42	4.41
20 – 24	5.01	4.99	5.01	5.01	5.06
25 – 29	5.06	5.08	5.13	5.21	5.27
30 – 34	5.32	5.22	5.16	5.13	5.17
35 – 39	5.94	5.86	5.77	5.67	5.55
40 – 44	6.72	6.51	6.36	6.24	6.16
45 – 49	7.82	7.75	7.57	7.33	7.06
50 – 54	6.93	7.37	7.55	7.76	7.91
55 – 59	6.29	6.23	6.46	6.66	6.86
60 – 64	5.90	5.89	5.96	6.04	6.12
65 – 69	6.53	6.27	6.03	5.90	5.87
70 – 74	7.28	7.71	7.47	7.09	6.62
75 – 79	5.60	5.35	5.63	6.01	6.37
80 – 84	4.28	4.43	4.60	4.74	4.96
85 – 89	2.97	3.09	3.17	3.20	3.19
90 – 94	1.44	1.52	1.59	1.64	1.69
95 – 99	0.40	0.43	0.45	0.48	0.51
100 and over	0.06	0.07	0.07	0.07	0.07
Regrouped
0 – 14 years old	11.92	11.78	11.61	11.40	11.17
15 – 64	59.52	59.36	59.39	59.47	59.55
65 and over	28.56	28.86	29.00	29.13	29.27
65 – 74 years old	13.81	13.98	13.50	12.99	12.49
75 and over	14.75	14.88	15.50	16.15	16.78

If the population of Japan continues to decrease, it may have a material adverse impact on Japan’s overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

In 2023, Japan had a trade deficit of ¥9,522 billion reflecting an increase in exports automobiles and machinery for construction and mining, which was partially offset by a decrease in imports including crude oil and coal. In 2024, Japan had a trade deficit of ¥5,471 billion due to an increase in imports including computers and their peripherals, and non-ferrous metal ores, which was partially offset by an increase in exports including semiconductor manufacturing equipment and automobiles. However, potential international trade disruptions resulting from the conflict between Russia and Ukraine or changes in trade policy in other countries such as introduction of new tariffs on exports, imports and the overall trade balance is highly uncertain.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on a free on board (“f.o.b.”) basis and imports on a cost insurance and freight (“c.i.f.”) basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value Index(a)		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2020	100.0	100.0	100.0	100.0	100.0	100.0	100.0
2021	121.5	124.8	110.7	104.8	109.7	119.1	92.1
2022	143.5	174.2	110.0	104.4	130.4	166.9	78.1
2023	147.5	162.3	105.7	99.3	139.5	163.4	85.4
2024	156.6	165.5	102.9	96.8	152.1	171.0	88.9

(a)	Calendar year 2020=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2020		2021		2022		2023		2024

	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥754	1.1%	¥862	1.0%	¥1,003	1.0%	¥1,036	1.0%	¥1,190	1.1%
Metals and Metal Products	5,204	7.6	7,140	8.6	8,556	8.7	8,275	8.2	8,507	7.9
Machinery and Equipment:
Ships	1,142	1.7	1,050	1.3	1,157	1.2	1,350	1.3	1,449	1.4
Motor Vehicles	9,580	14.0	10,722	12.9	13,012	13.3	17,265	17.1	17,910	16.7
TV and Radio Receivers	89	0.1	96	0.1	72	0.1	81	0.1	79	0.1
Motorcycles	225	0.3	307	0.4	414	0.4	492	0.5	500	0.5
Scientific and Optical Instruments	1,968	2.9	2,322	2.8	2,511	2.6	2,497	2.5	2,717	2.5
Other(a)	29,532	43.2	35,803	43.1	40,751	41.5	39,740	39.4	41,801	39.0

Total Machinery and Equipment	42,536	62.2	50,300	60.5	57,917	59.0	61,424	60.9	64,455	60.2
Chemicals	8,534	12.5	10,552	12.7	11,794	12.0	11,024	10.9	11,845	11.1
Foods and Beverages	790	1.2	992	1.2	1,137	1.2	1,127	1.1	1,178	1.1
Other Exports(b)	10,581	15.5	13,244	15.9	17,767	18.1	17,986	17.8	19,912	18.6

Grand Total	¥68,399	100.0%	¥83,091	100.0%	¥98,174	100.0%	¥100,873	100.0%	¥107,088	100.0%

JAPAN’S IMPORTS
Foods and Beverages	¥6,679	9.8%	¥7,383	8.7%	¥9,494	8.0%	¥9,342	8.5%	¥9,852	8.8%
Raw Materials	4,682	6.9	6,936	8.2	8,150	6.9	7,188	6.5	7,977	7.1
Chemicals	7,859	11.6	9,769	11.5	13,331	11.2	11,624	10.5	11,795	10.5
Mineral Fuels:
Petroleum	4,646	6.8	6,929	8.2	13,453	11.4	11,364	10.3	10,871	9.7
Coal	1,708	2.5	2,801	3.3	7,820	6.6	5,872	5.3	4,531	4.0
Other(c)	4,900	7.2	7,277	8.6	12,426	10.5	10,109	9.2	10,101	9.0

Total Mineral Fuel	11,254	16.5	17,007	20.0	33,699	28.4	27,346	24.8	25,502	22.7
Machinery and Equipment	22,973	33.8	26,766	31.5	32,554	27.5	34,426	31.2	35,941	31.9
Other Imports(d)	14,564	21.4	17,014	20.0	21,275	18.0	20,470	18.5	21,492	19.1

Grand Total	¥68,011	100.0%	¥84,875	100.0%	¥118,503	100.0%	¥110,395	100.0%	¥112,559	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2020		2021		2022		2023		2024

	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	¥39,220	57.3%	¥48,158	58.0%	¥55,406	56.4%	¥52,497	52.0%	¥56,869	53.1%
China	15,082	22.1	17,984	21.6	19,004	19.4	17,764	17.6	18,862	17.6
(Asia NIES)	14,808	21.6	17,849	21.5	21,256	21.7	19,808	19.6	22,339	20.9
(ASEAN)	9,843	14.4	12,461	15.0	15,544	15.8	14,717	14.6	15,354	14.3
Oceania	1,688	2.5	2,194	2.6	2,816	2.9	3,019	3.0	3,054	2.9
Australia	1,295	1.9	1,675	2.0	2,173	2.2	2,356	2.3	2,419	2.3
North America	13,384	19.6	15,748	19.0	19,387	19.7	21,797	21.6	22,984	21.5
U.S.A.	12,611	18.4	14,832	17.8	18,255	18.6	20,260	20.1	21,295	19.9
Canada	773	1.1	917	1.1	1,132	1.2	1,537	1.5	1,689	1.6
Central and South America	2,285	3.3	3,086	3.7	3,737	3.8	4,352	4.3	4,678	4.4
Western Europe	7,651	11.2	8,851	10.7	10,741	10.9	12,232	12.1	11,936	11.1
EU(a)	6,460	9.4	7,668	9.2	9,358	9.5	10,374	10.3	9,966	9.3
Central and Eastern Europe, Russia etc.	1,514	2.2	1,946	2.3	2,034	2.1	2,026	2.0	2,054	1.9
Russia	628	0.9	862	1.0	604	0.6	396	0.4	328	0.3
Middle East	1,809	2.6	2,052	2.5	2,782	2.8	3,552	3.5	4,192	3.9
Africa	848	1.2	1,055	1.3	1,272	1.3	1,399	1.4	1,320	1.2

Total	¥68,399	100.0%	¥83,091	100.0%	¥98,174	100.0%	¥100,873	100.0%	¥107,088	100.0%

JAPAN’S IMPORTS
Asia	¥34,678	51.0%	¥41,094	48.4%	¥53,401	45.1%	¥52,005	47.1%	¥53,892	47.9%
China	17,508	25.7	20,382	24.0	24,850	21.0	24,424	22.1	25,306	22.5
(Asia NIES)	6,706	9.9	8,293	9.8	10,956	9.2	10,784	9.8	10,817	9.6
(ASEAN)	10,678	15.7	12,483	14.7	17,715	14.9	16,914	15.3	17,637	15.7
Oceania	4,359	6.4	6,434	7.6	12,693	10.7	9,979	9.0	8,918	7.9
Australia	3,831	5.6	5,753	6.8	11,622	9.8	9,097	8.2	8,013	7.1
North America	8,631	12.7	10,430	12.3	13,945	11.8	13,605	12.3	14,654	13.0
U.S.A.	7,454	11.0	8,916	10.5	11,759	9.9	11,555	10.5	12,667	11.3
Canada	1,169	1.7	1,507	1.8	2,175	1.8	2,038	1.8	1,976	1.8
Central and South America	2,998	4.4	3,679	4.3	4,854	4.1	4,732	4.3	5,013	4.5
Western Europe	9,021	13.3	10,860	12.8	13,037	11.0	13,170	11.9	13,758	12.2
EU(a)	7,832	11.5	9,453	11.1	11,446	9.7	11,428	10.4	11,869	10.5
Central and Eastern Europe, Russia etc.	1,843	2.7	2,375	2.8	2,985	2.5	2,057	1.9	1,975	1.8
Russia	1,145	1.7	1,552	1.8	1,972	1.7	1,033	0.9	861	0.8
Middle East	5,558	8.2	8,471	10.0	15,608	13.2	13,328	12.1	12,975	11.5
Africa	922	1.4	1,531	1.8	1,981	1.7	1,518	1.4	1,374	1.2

Grand Total	¥68,011	100.0%	¥84,875	100.0%	¥118,503	100.0%	¥110,395	100.0%	¥112,559	100.0%

Source: Trade Statistics of Japan, Ministry of Finance.

(a)	Data after February 2020 does not include the United Kingdom, as the United Kingdom exited the European Union (EU) on January 31, 2020.

Balance of Payments

In 2024, Current Account surplus increased to ¥29,372 billion, mainly due to an increase in Primary Income influenced by earnings on foreign direct investment throughout the year.

Balance of Payments of Japan

	2020	2021	2022	2023	2024

	(in billions of yen)
Current Account	¥15,992	¥21,467	¥11,443	¥22,224	¥29,372
Balance on Goods and Services	-877	-2,483	-21,067	-9,952	-6,437
Trade Balance	2,778	1,762	-15,511	-6,612	-3,660
Exports (f.o.b.)	67,263	82,353	98,858	100,491	105,097
Imports (f.o.b.)	64,485	80,590	114,369	107,103	108,758
Services	-3,655	-4,246	-5,556	-3,341	-2,776
Primary Income(a)	19,439	26,309	35,042	36,315	40,405
Secondary Income(b)	-2,570	-2,359	-2,533	-4,139	-4,597
Capital Account	-207	-423	-114	-391	-221
Financial Account(c)	14,125	16,768	6,419	24,281	25,706
Assets	-15,143	-13,295	-43,996	-48,186	-86,701
Liabilities	-29,268	-30,063	-50,415	-72,467	-112,407
Net Errors and Omissions	-1,659	-4,276	-4,909	2,447	-3,445

(a)

Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.

(b)

Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.

(c)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

Source: Balance of Payments, Ministry of Finance.

Official Reserves Assets

As of December 31,	Gold(a)	Foreign Currency Reserves	IMF Reserve Position	SDRs (Special Drawing Rights)	Other Reserve Assets	Total

	(in millions of dollars)
2020	$46,526	$1,312,160	$15,147	$20,215	$632	$1,394,680
2021	49,505	1,278,925	10,643	62,330	4,347	1,405,750
2022	49,295	1,103,907	10,817	59,275	4,282	1,227,576
2023	56,095	1,159,849	10,597	57,508	10,588	1,294,637
2024	71,013	1,077,137	10,199	57,197	15,169	1,230,715

(a)	The valuation of gold reflects marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2020	2021	2022	2023	2024
Average (Central Rate)	¥106.73	¥109.89	¥131.57	¥140.59	¥151.59
High	112.18	115.45	150.48	151.80	161.94
Low	101.60	102.60	113.63	127.22	140.34

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

In recent months, the exchange rate for the U.S. dollar against the yen has sharply increased. As of July 31, 2025, the spot buying rate quoted on the Tokyo foreign exchange market as reported by the BOJ at 5:00 p.m., Tokyo time, was ¥149.39 = $1.00, and the noon buying rate on July 25, 2025 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥147.77 = $1.00.

Foreign exchange intervention is conducted to influence foreign exchange rates by buying and selling currencies in the foreign exchange market. In Japan, foreign exchange intervention is to be carried out under the authority of the Minister of Finance. The BOJ conducts foreign exchange interventions on behalf of and at the instruction of the minister. When the minister deems it necessary to intervene in the foreign exchange market, the Ministry of Finance gives the BOJ specific instructions for foreign exchange intervention. With respect to funding, as foreign exchange intervention involves buying and selling currencies, it requires funds such as Japanese yen and U.S. dollars. In Japan, the Foreign Exchange Fund Special Account (FEFSA), which falls under the jurisdiction of the Ministry of Finance, is used for foreign exchange intervention.

The total amount of foreign exchange intervention operations by the Ministry of Finance for the period from August 30, 2022 through October 27, 2022 was ¥9,188.1 billion. Following such operations, Japan’s reserve assets totaled $1,194,568 million as of October 31, 2022, down $97,504 million from the end of August. The total amount of foreign exchange intervention operations by the Ministry of Finance for the period from April 26, 2024 through May 29, 2024 was ¥9,788.5 billion. Following such operations, Japan’s reserve assets totaled $1,231,572 million as of May 31, 2024, down $47,405 million from the end of April. The total amount of foreign exchange intervention operations by the Ministry of Finance for the period from June 27, 2024 through July 29, 2024 was ¥5,534.8 billion. Following such operations, Japan’s reserve assets totaled $1,219,077 million as of July 31, 2024, down $12,418 million from the end of June. As of June 30, 2025, Japan’s reserve assets totaled $1,313,782 million.

Foreign Direct Investment

The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)(a)

	2020	2021	2022	2023	2024

	(in billions of yen)
Manufacturing (total)(b)	¥258.2	¥1,804.8	¥1,620.4	¥1,340.8	¥558.3
Food	-43.9	28.3	-33.7	-77.7	-59.2
Textile	4.2	6.5	11.2	8.9	12.5
Lumber and pulp	0.9	8.6	2.6	3.7	5.3
Chemicals and pharmaceuticals	90.8	1,586.9	447.5	463.3	194.2
Petroleum	6.6	5.2	-18.4	-16.6	3.3
Rubber and leather	-0.6	-0.8	1.0	9.9	9.1
Glass and ceramics	25.4	-3.8	14.4	16.4	-0.9
Iron, non-ferrous, and metals	2.9	7.9	371.3	-0.3	-2.8
General machinery	20.9	-8.0	91.6	51.9	76.5
Electric machinery	134.2	287.5	394.9	513.4	257.9
Transportation equipment	27.9	-109.5	321.6	133.6	238.5
Precision machinery	5.5	-5.3	4.3	238.1	-179.1

	2020	2021	2022	2023	2024

	(in billions of yen)
Non-manufacturing (total)(c)	998.4	1,959.1	2,896.8	1,587.2	1,463.5
Farming and forestry	0.3	0.4	0.5	0.5	2.3
Fishery and marine products	1.2	1.1	3.7	2.6	-48.7
Mining	1.5	5.4	2.3	-9.6	1.7
Construction	0.6	15.5	-12.3	-14.9	10.6
Transportation	21.5	219.7	700.6	63.5	57.5
Communications	-38.5	369.7	508.0	-22.9	434.7
Wholesale and retail	-72.2	-11.9	125.4	536.9	-340.7
Finance and insurance	955.2	1,177.5	1,156.4	972.1	746.2
Real estate	-29.0	-69.8	-5.6	63.7	93.8
Services	88.4	76.9	230.8	-8.6	309.3

Total	¥1,256.5	¥3,763.9	¥4,517.2	¥2,927.9	¥2,021.7

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment in Japan (by region)(a)

	2020	2021	2022	2023	2024

	(in billions of yen)
North America	¥498.6	¥922.7	¥1,809.2	¥996.7	¥312.1
Asia	527.6	2,095.4	1,345.9	1,121.7	1,097.6
Europe	274.2	214.4	789.1	662.6	877.6
Other regions	-43.8	531.4	573.0	146.9	-265.5

Total	¥1,256.5	¥3,763.9	¥4,517.2	¥2,927.9	¥2,021.7

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment abroad (by industry)(a)

	2020	2021	2022	2023	2024

	(in billions of yen)
Manufacturing (total)(b)	¥1,703.6	¥5,677.3	¥7,171.4	¥9,215.5	¥7,930.2
Food	1,739.7	585.4	639.4	1,406.3	807.0
Textile	41.7	38.2	27.7	120.6	114.2
Lumber and pulp	251.3	105.1	195.0	79.7	70.5
Chemicals and pharmaceuticals	-3,438.7	1,674.8	1,368.5	2,443.0	1,978.5
Petroleum	25.6	52.1	37.1	31.0	55.3
Rubber and leather	87.7	68.5	313.7	539.9	177.5
Glass and ceramics	143.5	107.3	172.2	143.0	129.2
Iron, non-ferrous, and metals	205.4	470.1	490.4	544.1	668.1
General machinery	-217.7	770.6	1,133.9	993.6	1,132.4
Electric machinery	1,405.9	873.5	738.7	1,065.3	980.2
Transportation equipment	1,201.6	598.9	1,425.5	1,346.2	1,376.4
Precision machinery	117.2	135.7	367.5	230.4	168.6
Non-manufacturing (total)(c)	8,942.7	17,259.8	14,162.6	18,425.0	23,006.0
Farming and forestry	39.7	16.8	62.5	45.1	29.1
Fishery and marine products	0.3	-0.3	5.6	-3.3	59.1
Mining	267.4	1,114.5	1,751.7	2,112.1	1,643.7
Construction	103.0	89.6	179.5	259.5	322.6
Transportation	122.8	213.8	500.7	565.4	117.1
Communications	-2,628.3	1,981.5	644.6	1,189.8	3,151.1
Wholesale and retail	4,019.1	5,756.0	4,268.1	4,609.7	4,744.7
Finance and insurance	5,496.3	6,327.9	4,329.8	5,577.4	9,523.4
Real estate	226.6	527.3	547.9	1,285.5	1,730.7
Services	602.2	446.0	1,166.5	1,512.0	679.7

Total	¥10,646.3	¥22,937.1	¥21,334.0	¥27,640.6	¥30,936.2

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment abroad (by region)(a)

	2020	2021	2022	2023	2024

	(in billions of yen)
North America	¥5,986.6	¥9,033.3	¥8,953.7	¥10,358.4	¥13,704.0
Asia	3,395.8	6,602.3	4,476.4	4,753.5	6,039.4
Europe	-1,357.3	5,524.7	4,330.8	7,826.7	6,514.4
Other regions	2,621.2	1,776.7	3,573.2	4,702.0	4,678.3

Total	¥10,646.3	¥22,937.1	¥21,334.0	¥27,640.6	¥30,936.2

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

FINANCIAL SYSTEM

The BOJ and Monetary Policy

The BOJ, with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of the end of March 2025, the BOJ had total assets of ¥729,767 billion.

In a statement released on March 19, 2024, noting that the price stability target of 2% would be achieved in a sustainable and stable manner toward the end of the projection period of the January 2024 Outlook Report, titled Outlook for Economic Activity and Prices, the BOJ announced that it would end its policy of Quantitative and Qualitative Monetary Easing (QQE) with Yield Curve Control and the negative interest rate policy, and that it would conduct monetary policy as appropriate, guiding the short-term interest rate as a primary policy tool, in response to developments in economic activity and prices as well as financial conditions with the 2% price stability target. In addition, while continuing Japanese government bond purchases with broadly the same amounts as before, the BOJ announced that it would discontinue purchases of exchange-traded funds (ETFs) and Japan real estate investment trusts (J-REITs). In a statement released on July 31, 2024, the BOJ announced that it would conduct market operations to encourage the uncollateralized overnight call rate to remain at around 0.25% by applying an interest rate of 0.25% to current account balances held by financial institutions at the BOJ (excluding required reserve balances) and that it would plan to reduce the amount of its monthly outright purchases of JGBs to about 3 trillion yen in January through March 2026, aiming to be cut down the amount by about 400 billion yen each calendar quarter in principle. In a statement released on September 20, 2024, the BOJ announced that it would continue to conduct market operations to encourage the uncollateralized overnight call rate to remain at around 0.25% for the interim period until the next Monetary Policy Meeting of the BOJ. In a statement released on October 31, 2024, the BOJ again announced that it would continue to encourage the uncollateralized overnight call rate to remain at around 0.25% for the interim period until the next Monetary Policy Meeting of the BOJ. In a statement released on December 19, 2024, the BOJ again announced that it would continue to encourage the uncollateralized overnight call rate to remain at around 0.25% for the interim period until the next Monetary Policy Meeting of the BOJ. In a statement released on January 24, 2025, the BOJ announced that it would change the uncollateralized overnight call rate to remain at around 0.5% by applying an interest rate of 0.5% to current account balances held by financial institutions at the BOJ (excluding required reserve balances) for the interim period until the next Monetary Policy Meeting of the BOJ. In a statement released on May 1, 2025, the BOJ announced that it would continue to conduct market operations to encourage the uncollateralized overnight call rate to remain at around 0.5% for the interim period until the next Monetary Policy Meeting of the BOJ.

The following table sets forth the principal economic indicators relating to monetary policy from 2020 through 2024.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change

	(yen amounts in billions)
2020	438,051	555,229	9.0	1,092,598	6.5	524,164	4.7
2021	521,752	643,496	16.2	1,162,665	6.5	536,911	2.4
2022	528,008	653,203	1.6	1,201,202	3.3	550,559	2.5
2023	537,246	663,655	1.8	1,231,147	2.5	573,597	4.2
2024	545,121	670,305	1.0	1,252,373	1.7	597,212	4.1

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation, whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank Ltd., which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government, which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized as well as The Shoko Chukin Bank Ltd., (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ (the “full privatization”), and that steps would be taken to abolish this act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the 2009 Amendment Act, the targeted timing for the full privatization of DBJ had been extended to approximately five to seven years from April 1, 2012. Further, the 2009 Amendment Act provided that the Japanese government was to review the organization of DBJ, including whether the Japanese government should keep holding the DBJ shares, by the end of fiscal year 2011, and until then, the Japanese government should not be disposing of the DBJ’s shares. Additionally, on May 2, 2011, in order to address the Earthquake, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enabled the Japanese government to strengthen DBJ’s financial base through capital injection by March 2015 so that DBJ could smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ had been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provided that the Japanese government was to review the organization of DBJ, including whether the Japanese government should keep holding the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares. On May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which the specific targeted timing for the full privatization of DBJ was withdrawn, taking into consideration the current business environment in the private financial sector. The 2015 Amendment Act allowed DBJ to take actions necessary for the implementation of Crisis Response Operations and the supply of growth capital by utilizing its investment and loan functions (“Special Investment Operations”). That is, DBJ would take measures to provide funding in response to large-scale disasters, economic crises and so forth, and to promote supply of the growth capital to revitalize regional economies and enhance the competitiveness of enterprises. In order to ensure implementation of these necessary operations, under the 2015 Amendment Act, the Japanese government is required to maintain a stake of more than one-third for DBJ’s Crisis Response Operations and a stake of one-half or more for its Special Investment Operations, for as long as such measures are in place. Furthermore, on May 22, 2020, the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 29 of 2020) was promulgated, under which the duration of DBJ’s Special Investment Operations has been extended by five years. Additionally, under partial amendments to the DBJ Act effective in 2025 (Act No. 36 of 2025), the completion date of DBJ’s Special Investment Operations has been extended to March 31, 2041.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, as of May 27, 2025, the private banking system included four city banks, 13 trust banks, and 18 other banks, as well as 61 1st local banks as of January 1, 2025, 36 2nd local banks as of January 1, 2025 and the Saitama Resona Bank, which is categorized as neither a 1st nor 2nd local bank. In addition, 55 foreign banks had branches in Japan as of June 3, 2025.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts. The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of September 2024, the government had 14 special accounts for JFY 2025.

•	Government-Affiliated Agencies. The government-affiliated agencies are fully-government-funded corporations established by the law which budget would be discussed in the Diet.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2019 through JFY 2024, and the initial budget for JFY 2025.

Summary of Consolidated General and Special Accounts(a)

	JFY 2019	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024 (Provisional results as of December 31, 2024)	JFY 2025 Initial Budget

	(in billions of yen)
REVENUES
Total Revenues, General Account	¥109,162	¥184,579	¥169,403	¥153,729	¥140,202	¥137,585	¥115,198
Total Revenues, Special Accounts	386,552	417,561	455,554	447,892	428,265	441,844	434,374
Less: Inter-Account Transactions(b)	244,423	248,863	302,306	296,356	294,130	288,664	292,958

Total Consolidated Revenues	¥251,292	¥353,277	¥322,651	¥305,266	¥274,337	¥290,765	¥256,614

EXPENDITURES
Total Expenditures, General Account	¥101,366	¥147,597	¥144,650	¥132,386	¥127,579	¥136,914	¥115,198
Total Expenditures, Special Accounts	374,170	404,519	441,081	432,354	412,534	431,532	429,481
Less: Inter-Account Transactions(b)	242,631	246,270	300,383	294,929	291,293	286,648	289,755

Total Consolidated Expenditures	¥232,905	¥305,846	¥285,348	¥269,810	¥248,820	¥281,797	¥254,924

Surplus of Consolidated Revenues over Consolidated Expenditures	¥18,387	¥47,431	¥37,303	¥35,456	¥25,517	¥8,968	¥1,690

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2019	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024 Revised Budget(a)	JFY 2025 Initial Budget

	(in billions of yen)
REVENUES
Tax and Stamp Revenues	¥58,442	¥60,822	¥67,038	¥71,137	¥72,076	¥73,435	¥77,819
Carried-over Surplus	6,723	7,796	36,981	24,754	21,344	1,559	—
Government Bond Issues	36,582	108,554	57,655	50,479	34,998	42,139	28,647
Income from Operations	51	46	61	60	58	55	52
Gains from Deposition of Assets	226	293	319	369	764	248	291
Miscellaneous Receipts	7,139	7,068	7,349	6,930	10,962	9,078	8,389

Total Revenues	¥109,162	¥184,579	¥169,403	¥153,729	¥140,202	¥126,515	¥115,198

EXPENDITURES
Local Allocation Tax Grants, etc.	¥16,032	¥16,256	¥19,558	¥17,513	¥17,181	¥19,620	¥18,873
National Debt Service	22,286	22,326	24,589	23,870	25,501	25,908	28,218
Social Security	33,501	42,998	50,161	43,868	36,222	38,647	38,294
Public Works	7,610	8,413	8,600	8,126	8,204	8,432	6,086
Education and Science	5,911	9,194	7,956	8,669	8,160	6,717	5,656
National Defense	5,627	5,505	6,014	5,529	11,547	8,850	8,669
Former Military Personnel Pensions	202	169	140	113	89	78	62
Economic Assistance	653	763	669	900	768	741	505
Food Supply	1,121	1,498	1,772	1,947	1,726	1,726	1,261
Energy	1,049	1,027	1,267	2,001	1,190	2,405	811
Promotion of SMEs	779	16,257	9,944	3,396	471	759	169
Miscellaneous	6,596	23,190	13,980	16,453	16,520	10,632	5,854
Contingency funds for measures to address soaring crude oil and commodity prices and to set up environment for promoting wage increases	—	—	—	—	—	1,000	—
Contingencies	—	—	—	—	—	1,000	739

Total Expenditures	¥101,366	¥147,597	¥144,650	¥132,386	¥127,579	¥126,515	¥115,198

Surplus of Revenues over Expenditures	¥7,796	¥36,981	¥24,754	¥21,344	¥12,623	¥—	¥—

(a)

As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2024 General Accounts are not available. Reflect the revised budget for JFY 2024 approved by the Diet on December 17, 2024.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2019		JFY 2020		JFY 2021		JFY 2022		JFY 2023		JFY 2024 Revised Budget		JFY 2025 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

	(in billions of yen)
Fiscal Investment and Loan Program	¥28,484	¥27,873	¥52,366	¥51,967	¥35,860	¥35,346	¥34,069	¥33,378	¥14,419	¥14,023	¥23,958	¥23,658	¥22,530	¥22,494
Government Bonds Consolidation Fund	186,970	183,878	188,973	185,921	239,702	236,623	235,623	232,556	234,483	231,413	220,563	220,563	222,119	222,119
Foreign Exchange Fund	3,599	160	3,133	234	2,475	177	3,590	114	5,250	1,361	4,463	1,317	4,943	1,546
Local Allocation and Local Transfer Tax	51,985	51,488	51,978	50,829	55,326	53,632	53,624	51,778	52,895	51,662	54,848	54,129	51,631	50,719
Measure for Energy	10,887	10,377	11,155	10,618	11,649	10,914	11,893	11,021	13,537	12,223	17,044	17,044	15,908	15,908
Pensions	93,209	90,919	94,591	91,804	96,376	92,725	97,191	92,929	95,466	91,402	103,414	103,414	100,318	100,318
Child Welfare	—	—	—	—	—	—	—	—	—	—	—	—	5,780	5,780
Stable Supply of Foodstuff	968	851	926	821	980	913	1,254	1,151	1,171	1,093	1,430	1,409	1,355	1,335
Debt Management of National Forest and Field Service	356	356	363	363	360	360	353	353	343	343	340	340	335	335
Automobile Safety	684	500	651	434	559	395	569	426	595	435	532	469	516	455
Labor Insurance	6,371	5,928	10,589	9,519	10,486	8,610	8,289	7,536	8,899	7,727	9,171	8,666	7,913	7,556
Reconstruction from the Great East Japan Earthquake	2,587	1,677	2,498	1,854	1,430	1,112	1,114	894	861	704	682	682	646	646
Others	452	164	338	153	353	273	323	217	346	148	350	265	380	272

Total Revenues and Expenditures	¥386,552	¥374,170	¥417,561	¥404,519	¥455,554	¥441,081	¥447,892	¥432,354	¥428,265	¥412,534	¥436,794	¥431,956	¥440,154	¥435,261

(a)

As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2024 Special Accounts are not available. Reflect the revised budget for JFY 2024 approved by the Diet on December 17, 2024.

(b)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2019		JFY 2020		JFY 2021		JFY 2022		JFY 2023		JFY 2024 Revised Budget(a)		JFY 2025 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

	(in billions of yen)
Total	¥1,265	¥1,064	¥1,096	¥804	¥996	¥665	¥1,269	¥1,024	¥1,976	¥1,816	¥2,715	¥3,061	¥2,871	¥3,336

(a)

There were no revisions to the relevant information for Government Affiliated Agencies in the first revised budget for JFY 2024 approved by the Diet on December 17, 2024. As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2024 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 56.2%, 38.4% and 5.4%, respectively, of the total central government taxes and stamp revenues in the JFY 2025 initial national budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local income taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local income taxes, separately from other types of income, and subject to certain exemptions. The statutory national corporate income tax rate is 23.2%, except that, for small and medium corporations, the first ¥8 million of income is taxed at 15% (17% for fiscal years in which the amount of income exceeds ¥1 billion). In addition, corporations are subject to local income taxation. The effective corporate income tax rate (national and local) is currently 29.74%.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 68% of its revenues under the initial budget for JFY 2025, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product having reached 212% at the end of JFY 2023. The ratio of long-term debt outstanding of central and local governments to gross domestic product is expected to be increased to 214% at the end of JFY 2024 and then decreased to 211 % at the end of JFY 2025. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, the consumption tax rate was increased to 8% in April 2014. Then, after several postponements, the consumption tax rate has been increased to 10% since October 1, 2019.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2025 is ¥12,182 billion. The sources of funds for the initial plan in JFY 2025 are Fiscal Loan (¥9,751 billion), Industrial Investment (¥480 billion), Government-Guaranteed domestic bonds (¥903 billion), Government-Guaranteed foreign bonds (¥1,008 billion) and Government-Guaranteed long-term borrowings in foreign currencies (¥40 billion). The Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies and incorporated administrative agencies.

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. Classification of the table had been almost the same from JFY 1961 to JFY 2014. However, since the classification became to be inappropriate for reflecting realities of recent FILP-target projects, it was revised in JFY 2015 by sorting out the classification or putting some classifications together.

FILP Classification Table by Purpose

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014

	(in billions of yen)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019

	(in billions of yen)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182	¥2,969	¥2,912	¥2,997
Agriculture, forestry and fisheries	318	280	322	339	573	604
Education	1,134	1,038	1,055	932	943	930
Welfare/medical care	772	773	811	670	627	541
Environment	50	61	61	64	61	33
Industry/innovation	834	939	864	822	919	1,019
Housing	849	742	621	541	461	546
Social capital	4,467	3,999	3,087	5,093	4,761	3,745
Overseas investment and loans	1,547	1,378	2,000	2,455	2,003	1,857
Others	2,460	1,964	1,477	1,243	1,204	849

Total	¥16,180	¥14,622	¥13,481	¥15,128	¥14,463	¥13,119

New classification	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024	JFY 2025

	(in billions of yen)
SMEs and micro enterprises	¥2,903	¥14,521	¥3,567	¥4,972	¥2,965	¥2,258
Agriculture, forestry and fisheries	590	759	699	796	772	682
Education	898	4,859	5,671	805	823	785
Welfare/medical care	477	2,042	1,044	436	442	360
Environment	54	57	93	101	93	113
Industry/innovation	1,166	1,213	1,009	1,052	1,134	1,085
Housing	521	792	815	768	808	630
Social capital	3,752	3,065	2,634	2,921	2,743	2,414
Overseas investment and loans	2,039	2,029	2,472	3,543	2,993	3,555
Others	821	11,568	884	875	563	300

Total	¥13,220	¥40,906	¥18,886	¥16,269	¥13,338	¥12,182

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

Outstanding General Bonds are expected to reach ¥1,129 trillion at the end of JFY 2025. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 33.3% under the revised budget for JFY 2024 (reflecting the first supplementary budget approved on December 17, 2024) and 24.9% under the initial budget for JFY 2025. The amount of the general bond issuances in the JFY 2025 initial budget is ¥28,647 billion and is less than the JFY 2024 revised budget level of ¥42,139 billion.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2020	¥993,542	—	¥222,921
2021	1,037,735	—	203,572
2022	1,072,905	—	197,594
2023	1,107,223	—	189,938
2024	1,137,675	—	186,041

As of March 31, 2025 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥19,493 billion and of various external obligations aggregating the equivalent of ¥8,541 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2025 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2025	¥118,432
2026	116,336
2027	84,773
2028	81,879
2029 to 2063	736,213

Total	¥1,137,633

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2025 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 17 Series (0.4-2.4%)	2007-2025	2048-2064	¥50,579,967
Interest-Bearing Treasury Bond — 30 years, 85 Series (0.3-2.9%)	1999-2025	2029-2054	190,830,828
Interest-Bearing Treasury Bond — 20 years, 114 Series (0.2-2.4%)	2005-2025	2025-2044	312,669,942
Interest-Bearing Treasury Bond — 10 years, 39 Series (0.1-1.2%)	2015-2025	2025-2034	328,103,017
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 120 Series (variable rate)	2015-2025	2025-2035	12,009,235
Inflation-Indexed Bonds — 10 years, 9 Series (0.005-0.2%)	2016-2025	2026-2034	10,330,504
Japan Climate Transition Bond — 10 years, 2 Series (0.7-1.0%)	2024	2033-2034	1,499,100
Interest-Bearing Treasury Bond — 5 years, 34 Series (0.005-1.1%)	2020-2025	2025-2029	148,993,467
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 60 Series (0.05-0.89%)	2020-2025	2025-2030	2,365,106
Japan Climate Transition Bond — 5 years, 2 Series (0.3-0.5%)	2024-2025	2028-2029	1,499,200
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05-0.74%)	2022-2025	2025-2028	1,167,461
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.005-0.8%)	2023-2025	2025-2027	68,585,543
6% Bereaved Family Treasury Bond, 7 Series	2016-2022	2025-2031	1
Non-interest Special Benefit Treasury Bond IV, 1 Series	2016	2026	0
Non-interest Special Benefit Treasury Bond X, 1 Series	2016	2026	2
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2021	2026	19
Non-interest Special Benefit Treasury Bond XVII, 1 Series	2016	2026	24
Non-interest Special Benefit Treasury Bond XXII, 3 Series(a)	2015-2017	2025-2027	112

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2025 (in millions)
Non-interest Special Benefit Treasury Bond XXVII, 6 Series(a)	2016-2022	2026-2032	664
Non-interest Special Benefit Treasury Bond XXIX, 1 Series	2021	2026	72
Non-interest Treasury Bond for Special Condolence XI, 1 Series	2020	2025	38,032
Non-interest Special Benefit Treasury Bond XXX, 2 Series(a)	2023-2024	2028-2029	2,271

Total Bonds			¥1,128,674,568

2. Borrowings
Former Temporary Military Expenditure(b)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	7,006,578
Former National Centers for Advanced and Specialized Medical Care	2010	2026-2035	8,958
Special Account for Energy Policy (0.01-1.5%)	2012-2025	2025-2039	71,086
Special Account for Stable Food Supply (0.01-1.4%)	2013-2025	2026-2038	19,521
Special Account for National Forest Debt Management (0.0-0.975%)	1996-2025	2025-2033	1,064,070
Special Account for Motor Vehicle Safety (0.0-1.5%)	2005-2025	2026-2041	788,364
Total Borrowings			¥9,000,000

Total Direct Internal Funded Debt			¥1,137,674,567

(a)

The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 3 Series, for Non-interest Special Benefit Treasury Bond XXVII, 6 Series, and for Non-interest Special Benefit Treasury Bond XXX, 2 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because these bonds relate to “special benefit for the wives of the war dead, etc.”, for which benefit payments are high compared to other special benefits.

(b)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2025 (in millions)
1. Bonds
Treasury Discount Bills
Food Financing Bills	Non-interest bearing	2025	126,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2025	92,613,220
Petroleum Financing Bills	Non-interest bearing	2025	1,160,400
Treasury Bills, 15 Series	Non-interest bearing	2025-2026	42,507,890
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	4,755,542
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	9,788
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	66,709
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,564
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	47,690
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	49,468
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	4,023,200

			(in USD millions)
Demand Note for Contributions to the Advancing Needed Credit Enhancement for Ukraine Trust Fund	Non-interest bearing	Payable on demand	$8,500

Demand Note for Contributions to the Portfolio Guarantee Platform Trust Fund	Non-interest bearing	Payable on demand	$1,000

Total Bonds			¥146,689,855
			$9,500

2. Borrowings
Special Account for Local Allocation Tax	0.274-1.1%	2025	¥28,112,295
Special Account of Pension	1.1%	2025	1,434,835
Special Account for Energy Policy	0.181-0.762%	2025-2026	8,320,399

Total Borrowings			¥37,867,529
Total Direct Internal Floating Debt			¥184,620,857
			$9,500

Total Direct Internal Debt			¥1,322,295,425
			$9,500

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2025 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.001-0.425%	2015-2021	2025-2031	¥270,000
Japan Expressway Holding and Debt Repayment Agency	0.001-2.700%	2006-2025	2025-2061	10,707,500
Japan Housing Finance Agency	0.001-2.247%	2021-2025	2026-2054	930,000
New Kansai International Airport Company, Ltd.	0.105-2.400%	2007-2019	2025-2029	130,100
Development Bank of Japan	0.001-1.245%	2015-2025	2025-2062	930,000
Deposit Insurance Corporation of Japan	0.001-0.311%	2023-2024	2025-2026	160,000
Japan Investment Corporation	0.409-0.951%	2024-2025	2026-2028	300,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.001-0.600%	2021-2025	2025-2028	800,000
Private Finance Initiative Promotion Corporation of Japan	0.001-0.145%	2017-2021	2026-2027	88,000
Japan Overseas Infrastructure Investment Corporation for Transport & Urban Development	0.695%	2023	2033	5,000
Fund Corporation for the Overseas Development of Japan’s ICT and Postal Services Inc.	0.110-0.504%	2021-2022	2031-2032	20,000
Organization for Promoting Urban Development	0.020-2.362%	2016-2025	2026-2055	170,800
Central Japan International Airport Co., Ltd.	0.001-1.502%	2016-2025	2026-2042	147,400
Japan Finance Organization for Municipalities	0.001-0.557%	2015-2024	2025-2030	2,005,000

Total				¥16,663,800

2. Borrowings of Government-Affiliated Corporations

Incorporated Administrative Agency — Farmers Pension Fund	0.069-0.690%	2024-2025	2025-2026	¥137,500
Japan Organization for Metals and Energy Security	0.235-0.659%	2024-2025	2025-2026	846,077
Deposit Insurance Corporation of Japan	0.190-0.700%	2024-2025	2025-2026	177,000
Japan Investment Corporation	0.376-0.574%	2024	2025	700,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.277-0.490%	2024	2025	200,000
The Corporation for Revitalizing Earthquake-Affected Business	0.553%	2024	2025	3,800
Organization for Cross-regional Coordination of Transmission Operators,Japan	0.310-0.466%	2024	2025	760,000
Organization for Promoting Urban Development	0%	2021	2025	4,600

Total				¥2,828,977
Total Internal Debt Guaranteed by the Japanese Government				¥19,492,777

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2025 (in thousands)
Japan Bank for International Cooperation	0.625-4.875%	2015-2024	2025-2034	$37,300,000
	0.375-4.625%	2021-2025	2026-2030	£600,000
	1.500-3.125%	2022-2024	2028-2030	€2,500,000
Japan International Cooperation Agency	1.000-4.750%	2016-2024	2026-2031	$5,730,000
Development Bank of Japan	0.500-4.875%	2015-2025	2025-2035	$12,450,000
	3.125-4.750%	2007-2023	2027-2028	€1,700,000
	1.810-2.300%	1998-2006	2026-2028	¥100,000,000

Totals by currency				$55,458,000
				£600,000
				€4,200,000
				¥100,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2025.

Organization	Subscription Amount
(in USD millions)
International Monetary Fund	$41,930(a)
International Bank for Reconstruction and Development	$24,113(b)
International Development Association	$51, 627(c)
International Finance Corporation	$1,800(d)
Multilateral Investment Guarantee Agency	$97(e)
Asian Development Bank	$21,605(f)
Inter-American Development Bank	$8,878(g)
Multilateral Investment Fund	$655(h)
Inter-American Investment Corporation	$101(i)
African Development Bank	$10,335(j)
African Development Fund	$4,474(k)
European Bank for Reconstruction and Development	€2,900(l)
International Fund for Agricultural Development	$658(m)

(a)	Equivalent of SDR 30,820.5 million and 1SDR=1.360450 USD as of June 11, 2025.

(b)	As stated in IBRD Financial Statements as of June 30, 2024.

(c)	As stated in IDA Financial Statements as of June 30, 2024.

(d)	As stated in IFC Financial Statements as of June 30, 2024.

(e)	As stated in MIGA Financial Statements as of June 30, 2024.

(f)	As stated in ADB Financial Statements as of December 31, 2024.

(g)	As stated in IDB Financial Statements as of December 31, 2024.

(h)	As stated in MIF Financial Statements as of December 31, 2024.

(i)	As stated in IIC Financial Statements as of December 31, 2024.

(j)	As stated in AfDB Financial Statements as of December 31, 2024. Equivalent of UA 7,925 million.

(k)	As stated in AfDF Financial Statements as of December 31, 2024. Equivalent of UA 3,431 million.

(l)	As stated in EBRD Financial Statements as of December 31, 2024.

(m)	As stated in IFAD Financial Statements as of December 31, 2024.